

GENTING BERHAD

Exemption No. 82-4962

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur, P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

28 March 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America





SUPPL

BY FAX
BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the following for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934 :

Proposed Acquisitions

(a) Proposed acquisitions by Genting Power China Limited ("Genting Power"), an indirect wholly-owned subsidiary of Genting, of the entire equity interests of MZW Holdings Ltd ("MZWH") and Meizhou Wan Power Production Holding Company, Ltd ("MZWPPH") from InterGen, for an indicative total cash consideration of United States of America Dollar ("USD") 100 million (approximately RM369 million) ("Proposed MZW Acquisitions"); and

(b) Proposed acquisition by Genting Power of approximately 26.3% equity interest of Fujian Electric (Hong Kong) LDC ("FEHK") from China Pacific Electric Limited ("China Pac"), for a total cash consideration of USD55.3 million (approximately RM204 million) ("Proposed FEHK Acquisition"),

(Collectively, the "Proposed Acquisitions")

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

3/31

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

Exemption No. 82-4962



Form Version 2.0

General Announcement

Reference No CU-060327-48906

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **GENTING BERHAD**
* Stock name : **GENTING**
* Stock code : **3182**
* Contact person : **CHUA JIN FONG**
* Designation : **ASSISTANT COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

GENTING BERHAD ("GENTING")

PROPOSED ACQUISITIONS

(a) Proposed acquisitions by Genting Power China Limited ("Genting Power"), an indirect wholly-owned subsidiary of Genting, of the entire equity interests of MZW Holdings, Ltd ("MZWH") and Meizhou Wan Power Production Holding Company, Ltd ("MZWPPH") from InterGen, for an indicative total cash consideration of United States of America Dollar ("USD") 100 million (approximately RM369 million) ("Proposed MZW Acquisitions"); and

(b) Proposed acquisition by Genting Power of approximately 26.3% equity interest of Fujian Electric (Hong Kong) LDC ("FEHK") from China Pacific Electric Limited ("China Pac"), for a total cash consideration of USD55.3 million (approximately RM204 million) ("Proposed FEHK Acquisition"),

(Collectively, the "Proposed Acquisitions")

* **Contents :-**


Ann-acquisition MZW.dc


Tables v2.doc


PR MZW.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Exemption No. 82-4962

GENTING BHD ("GENTING")

PROPOSED ACQUISITIONS

* **Contents :-**

(a) **Proposed acquisitions by Genting Power China Limited ("Genting Power"), an indirect wholly-owned subsidiary of Genting, of the entire equity interests of MZW Holdings, Ltd ("MZWH") and Meizhou Wan Power Production Holding Company, Ltd ("MZWPPH") from InterGen, for an indicative total cash consideration of United States of America Dollar ("USD") 100 million (approximately RM369 million) ("Proposed MZW Acquisitions"); and**

(b) **Proposed acquisition by Genting Power of approximately 26.3% equity interest of Fujian Electric (Hong Kong) LDC ("FEHK") from China Pacific Electric Limited ("China Pac"), for a total cash consideration of USD55.3 million (approximately RM204 million) ("Proposed FEHK Acquisition"),**

(Collectively, the "Proposed Acquisitions")

(USD amounts in this announcement which have been translated to RM are based on an exchange rate of USD1.00 = RM3.690, representing the middle rate as published by Bank Negara Malaysia as at 23 March 2006).

1. INTRODUCTION

The Board of Directors of Genting is pleased to announce that Genting Power, an indirect wholly-owned subsidiary of Genting, had on 27 March 2006 entered into the following agreements:

(a) a Conditional Purchase and Sale Agreement with InterGen and InterGen N.V. ("**InterGen PSA**") to acquire the entire equity interests of MZWH and MZWPPH, for an indicative total cash consideration of USD100 million (approximately RM369 million); and

(b) a Conditional Purchase and Sale Agreement with China Pac ("**China Pac PSA**") to acquire approximately 26.3% equity interest of FEHK, for a total cash consideration of USD55.3 million (approximately RM204 million).

2. DETAILS OF THE PROPOSED ACQUISITIONS

2.1 Under the InterGen PSA, Genting Power has agreed to acquire from InterGen:

(a) 100,009 ordinary shares of USD0.01 each in MZWH ("**MZWH Shares**"), representing the entire issued and paid-up share capital of MZWH; and

(b) 500 ordinary shares of USD0.01 each in MZWPPH ("**MZWPPH Shares**"), representing the entire issued and paid-up share capital of MZWPPH,

for an indicative total cash consideration of USD100 million.

2.2 Under the China Pac PSA, Genting Power has agreed to acquire from China Pac, 61.6794 ordinary shares of USD1.00 each in FEHK ("**FEHK Shares**"), representing 26.3% of the issued and paid-up share capital of FEHK for a total cash consideration of USD55.3 million.

2.3 MZWH holds a 64.47% equity interest in Meizhou Wan Generating Company, Ltd ("**MZWG**") which in turn holds 73.70% equity interest in FEHK. FEHK in turn holds 100% equity interest in Fujian Pacific Electric Co Ltd ("**FPEC**"), the owner of a 724 Mega Watt ("**MW**") coal-fired power plant located in the Fujian Province, the People's Republic of China ("**PRC**") ("**MeizhouWan Plant**").

MZWPPH holds a 100% equity interest in InterGen (Putian) Electric Power Maintenance Company, Ltd ("**InterGen Putian**"), the project manager of the MeizhouWan Plant.

MZWH, MZWPPH and FEHK are collectively referred to as "**Acquiree Companies**" and InterGen and China Pac are collectively referred to as "**Vendors**".

Upon completion of the Proposed Acquisitions, Genting will be the sole owner of the MeizhouWan Plant and the project management company for the MeizhouWan Plant.

2.4 Purchase price

(a) The indicative purchase price for the Proposed MZW Acquisitions of USD100 million was determined on a willing buyer-willing seller basis after taking into consideration the historical performance and future prospects of InterGen Putian and FPEC. A summary of the historical performance is set out in **Tables 4** and **5**.

The indicative purchase price of USD100 million is subject to adjustments in accordance with the InterGen PSA (such adjustments include certain distributions paid to and contributions paid by InterGen N.V. and its affiliates (other than the Acquiree Companies, FPEC and InterGen Putian) from 31 December 2004 up to the date of completion of the Proposed MZW Acquisitions). Genting Power shall pay the said purchase price (after adjustments, if any) on the completion date of the Proposed MZW Acquisitions.

(b) The purchase price for the Proposed FEHK Acquisition of USD55.3 million was determined on a willing buyer-willing seller basis after taking into consideration the historical performance and future prospects of FPEC. A summary of the historical performance is set out in **Table 5**.

Genting Power shall pay the said purchase price on the completion date of the Proposed FEHK Acquisition.

2.5 Other salient terms of the agreements

(a) The other salient terms of the InterGen PSA are as follows:

(i) Genting Power shall buy the MZW Shares and MZWPPH Shares free from all encumbrances and with full title and beneficial ownership on and from the completion of the Proposed MZW Acquisitions, including all of the income, gains and losses attributable to the Acquiree Companies, FPEC and InterGen Putian commencing from the first calendar day after 31 December 2004 up to the date of completion of the Proposed MZW Acquisitions.

(ii) InterGen N.V. will guarantee the full, complete and timely payment and performance by InterGen of all of InterGen's obligations under the InterGen PSA, whether for payment of money, giving of indemnification or performance of obligation or otherwise.

(iii) The Proposed MZW Acquisitions is subject to the fulfilment of the following conditions within 6 months from the date of the InterGen PSA or within any extended period:

(1) relevant approvals, consents, authorizations and waivers for the Proposed MZW Acquisitions being obtained by InterGen and Genting Power;

(2) no breach of any representations, warranties and covenants under the InterGen PSA by InterGen or Genting Power unless the failure of such representations and warranties and failure to perform such obligations would not reasonably be expected to have a material adverse effect;

(3) no action shall be pending or threatened before any governmental authority seeking to (aa) enjoin or restrain the consummation of the completion date of the Proposed MZW Acquisitions or recover substantial damages from InterGen (and its affiliates) or Genting Power (and its affiliates); or (bb) require Genting Power to dispose of or hold separately any of the MZWH Shares or MZWPPH Shares or any assets of the Acquiree Companies, MZWG, InterGen Putian and FPEC;

(4) payment of the purchase price (after adjustments, if any) by Genting Power, and delivery of all agreements, instruments and documents by InterGen to Genting Power in accordance with the InterGen PSA; and

(5) Genting Power having received the audited financial statements of InterGen Putian, FPEC and/or FEHK for the financial year ended 31 December 2005 at least 10 business days before the completion date.

(iv) Completion shall take place on the 5th business day after the conditions to be fulfilled by InterGen and Genting Power under the InterGen PSA (excluding conditions that, by their terms, cannot be satisfied until completion) are completed.

(v) The InterGen PSA and the rights and obligations of InterGen, InterGen N.V. and Genting Power shall be governed by, enforced and interpreted in accordance with the laws of the State of New York, United States of America.

(b) The other salient terms of the China Pac PSA are as follows:

(i) Genting Power shall buy the FEHK Shares free from all encumbrances and with full title and beneficial ownership on and from the completion of the Proposed FEHK Acquisition including all of the income, gains and losses attributable to FEHK commencing from the first calendar day after 31 December 2004 up to the date of completion of the Proposed FEHK Acquisition;

(ii) Reilly Inc. will guarantee the full, complete and timely payment and performance by China Pac of all of China Pac's obligations under the China Pac PSA, whether for payment of money, giving of indemnification or performance of obligation or otherwise;

(iii) The Proposed FEHK Acquisition is subject to the fulfilment of the following conditions within 6 months from the date of the China Pac PSA or within any extended period:

(1) the Proposed MZW Acquisitions;

(2) relevant approvals, consents, authorizations and waivers for the Proposed FEHK Acquisition being obtained by China Pac and Genting Power;

(3) no breach of any representations, warranties and covenants under the China Pac PSA by China Pac or Genting Power unless the failure of such representations and warranties and failure to perform such obligations would not reasonably be expected to have a material adverse effect;

(4) the Consents, Waivers and Releases Agreement to be executed and delivered by InterGen, Lippo China Resources Limited ("**Lippo**") China Pac and FEHK;

(5) no action shall be pending or threatened before any Governmental Authority seeking to (aa) enjoin or restrain the consummation of the completion date of the Proposed FEHK Acquisition or recover substantial damages from China Pac (and its affiliates) or Genting Power and its affiliates); or (bb) require Genting Power to dispose of or hold separately any of the FEHK Shares or any assets of FEHK and FPEC;

(6) payment of the purchase price by Genting Power, and delivery of all agreements, instruments and documents by China Pac to Genting Power in accordance with the China Pac PSA; and

(7) Genting Power having received the audited financial statements of FPEC and FHEK for the financial year ended 31 December 2005 at least 10 business days before the completion date.

(iv) Completion shall take place on the 5th business day after the conditions to be fulfilled by China Pac and Genting Power under the China Pac PSA (excluding conditions that, by their terms, cannot be satisfied until completion) are completed.

(v) The China Pac PSA and the rights and obligations of China Pac and Genting Power shall be governed by, enforced and interpreted in accordance with the laws of the State of New York, United States of America.

Under the InterGen PSA and China Pac PSA, Genting Investment Holdings Limited, a wholly-owned subsidiary of Genting, will guarantee the full, complete and timely payment by Genting Power of the respective purchase price (after adjustments, if any, in respect of the Proposed MZW Acquisitions) and performance by Genting Power of its obligations to be performed before the completion date under the said agreements, whether for payment of money, giving of indemnification or performance of obligation or otherwise.

2.6 In consideration of China Pac entering into the China Pac PSA, FEHK granted LPH Limited ("**LPH**"), a wholly-owned subsidiary of Lippo, a right but not an obligation to participate in 20.3% of the ownership vehicle to be established for the phase II expansion of the MeizhouWan Plant by an Option Agreement dated 27 March 2006 between FEHK and LPH. FEHK has not decided whether to proceed with the expansion of the MeizhouWan Plant as at the date of this Announcement.

2.7 Costs and dates of investment

InterGen's costs and dates of investments of the MZWH Shares and MZWPPH Shares were USD134.9 million and USD0.12 million respectively (both made between 1998 and 2005).

China Pac's cost of investment of the FEHK Shares was Hong Kong Dollar 393.45 million (made between 1994 and 2004).

2.8 Liabilities to be assumed

Genting will not assume any liability under the Proposed Acquisitions except for the purchase price for the Proposed Acquisitions stated in Sections 2.4(a) and 2.4(b) above.

2.9 Source of funding for the purchase price

Genting Power will fund the Proposed Acquisitions through the Genting group's surplus funds.

2.10 Expected completion date

Barring unforeseen circumstances, the Proposed Acquisitions are expected to be completed in the third quarter of 2006.

Exemption No. 82-4952

2.11 Other information

As InterGen Putian and FPEC are already in operation and generating profits, Genting does not need to incur any additional financial commitment to put their businesses on-stream.

2.12 Completion

It is the intention of the parties to the InterGen PSA and China Pac PSA to complete the Proposed MZW Acquisitions and Proposed FEHK Acquisition together.

3. BACKGROUND INFORMATION ON THE ACQUIREE COMPANIES AND THE MEIZHOUWAN PLANT

3.1 MZWH

MZWH was incorporated on 20 October 1997 in the Cayman Islands as an exempt company with limited liability. As at 27 March 2006, MZWH's authorised share capital is USD10,000 comprising 1,000,000 ordinary shares of USD0.01 each and issued and paid-up share capital is USD1,000.09 comprising 100,009 ordinary shares of USD0.01 each. As at 27 March 2006, InterGen is the beneficial owner of MZWH's entire issued and paid-up share capital.

MZWH is an investment holding company and its only investment is a 64.47% equity interest in MZWG, which in turn owns 73.70% equity interest in FEHK. FEHK holds 100% equity interest in FPEC, the owner of the MeizhouWan Plant.

MZWG was incorporated on 20 February 1995 in the Cayman Islands as an exempt company with limited liability. As at 27 March 2006, MZWG's authorised share capital is USD25,000 comprising 2,500,000 ordinary shares of USD0.01 each, divided into: 1,250,000 class A shares and 1,250,000 class B shares and issued and paid-up share capital is USD3.00 comprising 300 ordinary shares of USD0.01 each, divided into: 200 class A shares and 100 class B shares. The remaining 35.53% equity interest of MZWG is indirectly held by Genting Power.

A summary each of MZWH's and MZWG's historical financial information is set out in **Tables 1** and **2** respectively.

Further details of FEHK, FPEC and the MeizhouWan Plant are set out below.

3.2 MZWPPH

MZWPPH was incorporated on 26 August 1997 in the Cayman Islands as an exempt company with limited liability. As at 27 March 2006, MZWPPH's authorised share capital is USD10,000 comprising 1,000,000 ordinary shares of USD0.01 each and issued and paid-up share capital is USD5.00 comprising 500 ordinary shares of USD0.01 each. As at 27 March 2006, InterGen is the beneficial owner of MZWPPH's entire issued and paid-up share capital.

MZWPPH is an investment holding company and its only investment is a 100% equity interest in InterGen Putian, the project manager of the MeizhouWan Plant.

InterGen Putian was established on 7 November 1998 in Putian, the PRC as a wholly foreign-owned enterprise. As at 27 March 2006, InterGen Putian's authorised capital is Renminbi ("**RMB**") 1,000,000 and fully paid-up registered capital is RMB1,000,000. It is principally engaged in operating, maintaining and managing the power production facilities of the MeizhouWan Plant.

InterGen Putian provides comprehensive managerial and operational services to the owner of the MeizhouWan Plant. Its scope of work includes the supervision and monitoring of China Huadian Group Company (one of the big five Independent Power Producers in the PRC), the operations and maintenance ("**O&M**") manager of the MeizhouWan Plant.

A summary each of MZWPPH's and InterGen Putian's historical financial information is set out in **Tables 3** and **4** respectively.

3.3 FEHK

FEHK was incorporated on 17 February 1995 in the Cayman Islands as an exempt limited duration company with limited liability. As at 27 March 2006, FEHK's authorised share capital is USD1,000,000 comprising 1,000,000 ordinary shares of USD1.00 each and issued and paid-up share capital is USD234.52 comprising 234.5212 ordinary shares of USD1.00 each. As at 27 March 2006, Genting Power and InterGen each have an effective equity interest in FEHK of 26.2% and 47.5% respectively (through MZWG) and China Pac has a direct equity interest in FEHK of 26.3%.

FEHK is an investment holding company and its only investment is a 100% equity interest in FPEC, the owner of the MeizhouWan Plant.

FPEC was established on 29 December 1995 in the Fujian Province, the PRC as a wholly foreign-owned enterprise. As at 27 March 2006, FPEC's authorised capital is USD655,300,000 and fully paid-up registered capital is USD163,825,000. It is principally engaged in developing, constructing, possessing and operating a 2 x 362MW coal-fired electricity generating power plant.

The MeizhouWan Plant is located in Talin Village, Putian City, Fujian province, the PRC. Its commercial operations date was 1 January 2004. Built on a 'build-own-transfer' principle, the MeizhouWan Plant sells electricity to the provincial utility, Fujian Electric Power Company Limited ("**FEPCL**") under a long-term Power Purchase Agreement ("**PPA**"), which ends in 2025.

A summary of FEHK's historical consolidated financial information is set out in **Table 5**.

4. BACKGROUND INFORMATION ON THE VENDORS

4.1 InterGen

InterGen was incorporated in the Cayman Islands as a limited liability company. The principal activities of InterGen include owning, operating, acquiring and developing non-regulated electric generation facilities. InterGen is a global power generation firm. It operates a total of 10 power stations representing over 7,500 MW and has projects operating or in active developments in the United Kingdom, the Philippines, Mexico, the PRC, Australia, the Netherlands, Spain and Singapore.

4.2 China Pac

China Pac was incorporated in the British Virgin Islands as a limited liability company.

The principal activity of China Pac is investment holding. China Pac is an indirect wholly-owned subsidiary of Lippo (which owns 100% equity interest in Reilly Inc., a limited liability company incorporated in the British Virgin Islands), a company listed on The Stock Exchange of Hong Kong Limited.

5. RATIONALE FOR THE PROPOSED ACQUISITIONS AND PROSPECTS

As announced by Genting on 9 December 2005, Genting had completed the acquisitions of 4 power plants in the PRC from the affiliates of El Paso Corporation for a total cash consideration of USD69.9 million, of which includes the acquisition of an indirect interest of 26.2% in FEHK.

The Proposed Acquisitions are in tandem with the Genting group's corporate plans in expanding into viable power-related businesses, which is one of the Genting group's core businesses. Upon completion of the Proposed Acquisitions, Genting will be the sole owner of the MeizhouWan Plant, thereby gaining full control of its assets and operations as opposed to being a minority shareholder.

By acquiring the additional interest in the MeizhouWan Plant, Genting's Power Division will increase its net attributable capacity by another 534MW – a 58% increase in capacity – from its current net attributable capacity of 914MW. With a 100% stake in the MeizhouWan Plant, Genting will have grown its capacity close to 1,500MW.

In addition, given that the MeizhouWan Plant is a coal-fired power plant, the Proposed Acquisitions are expected to provide Genting Power the essential experience and knowledge to develop other coal-fired power projects in the region and opportunities for transfer of technology.

6. OVERVIEW OF THE PRC AND FUJIAN ECONOMIES AND POWER INDUSTRY IN THE PRC

(a) The PRC and Fujian economies

The Chinese economy has recorded impressive gross domestic product (**"GDP"**) growth in the past few years with an average annual growth rate of 8.7% between 2001 and 2004. In 2005 China continued to expand by 9.9% despite its central government's stabilization measures to moderate growth. Economists and the government are projecting growth rates of 7-9% in the short term. Factors fuelling this strong growth include high fixed assets investments, especially in the manufacturing sector, public and private consumption and robust external trade.

The Fujian province, located in the south-east coast opposite Taiwan, is one of the more economically developed provinces in China. In the last 2 years, Fujian recorded better GDP growths than the average GDP growth for China: 12.1% (GDP: RMB605 billion) in 2004 and 11.3% (GDP: RMB656 billion) in 2005. Secondary industry contributed close to 50% of the province's GDP, with emphasis in light and heavy industries. Key industries in Fujian include electronics and telecommunications, machinery and equipment, petrochemicals, textiles and garments, and food.

Foreign investment plays a vital role in Fujian's economy. In 2004, USD5.3 billion of the total contracted USD7.5 billion was utilized. Investments by foreign-invested enterprises in the manufacturing sector, and increasingly in the services sector, are expected to sustain the continuing growth of Fujian's economy.

(Source: Statistics obtained from the Asian Development Bank (www.adb.org) and the National Bureau of Statistics, Ministry of Commerce (www.tdctrade.com/main/china))

(b) Power industry of the PRC and Fujian Province

The PRC power market

At the end of 2005, China had total installed capacity of about 508 gigawatts. In 2005, new installed capacity was 62,300MW (year-on-year increase of 16%) and power consumption in 2005 reached 2,415 terawatt-hours (**"TWh"**) (year-on-year increase of 11%). The increase in capacity is expected to continue at a fast pace until 2008, with about 60,000MW to be added in 2006. Market analysts believe that power supply will meet demand in most regions, with possible oversupply in some regions. Thermal power plants account for nearly 76% of the generating capacity in China, with hydro and nuclear power plants making up 23% and 1% of the remaining capacity.

The Fujian power market

The province had total installed capacity of 20,850MW at the end of 2005. Total power consumption in the same year was 75.67TWh while the power generation was 77.47TWh. The average dispatch hours of base-load plants in 2005 were 6,000 hours. 7 major coal-fired plants, including the MeizhouWan Plant, provide electricity into the Fujian grid.

(Source: Management of Genting Power)

7. RISK FACTORS

A summary of the risk factors pertaining to the Proposed Acquisitions is set out below:

(a) Economic, political and regulatory considerations

Like most business entities, the performance of FPEC is subject to the conditions of the PRC particularly in areas relating to the general economy, political stability, legal and tax legislation, credit environment and foreign exchange conditions. As such, any change to any of the above conditions may materially and adversely affect the financial and business prospects of FPEC.

Although FPEC is currently equipped with the necessary permits and licences to operate in Fujian, there is no definite assurance that these permits and licences can be successfully secured and renewed in the future. Without these permits and licences, FPEC may not be able to continue to operate the MeizhouWan Plant. Nevertheless, Genting Power will ensure that FPEC continuously endeavours to comply with the relevant requirements to mitigate this risk.

Foreign investment

As the investment of Genting is a foreign investment in the PRC, the said investment will be subject to the policies of the PRC Government on foreign investment.

In addition, the ability of Genting to repatriate the profits arising from its investment in the PRC will depend largely on the relevant legislation relating to repatriation of profits prevailing at the point of repatriation.

Fluctuations in exchange rate

Given that the operations and revenues of the Acquiree Companies, and InterGen Fujian and FPEC are denominated in USD and RMB respectively, the performance of the Genting group is subject to movements of the exchange rates between RM and USD/RMB. There can be no assurance that any material fluctuations in the exchange rates will not have a material effect on the financial position of the Genting group. Nevertheless, Genting Power will continuously monitor movements in foreign exchange rates and endeavour to take all necessary steps to minimise the impact arising from such fluctuations. Such exposure is also subject to any hedging or exchange rate agreements which the Genting group may enter into from time to time.

(b) Acquisition risk

There is no assurance that the anticipated benefits of the Proposed Acquisitions will be realised or that Genting Power will be able to generate sufficient revenues from the Proposed Acquisitions to offset associated acquisition costs. There is also no assurance that Genting Power will be able to maintain or improve the standards of quality and service, controls, procedures or policies of FPEC.

(c) Market/off-take risk

FPEC faces competition from existing power suppliers, and like any other industry, it is subject to the possibility of new players, especially new power plants in the Fujian province. As a result, FPEC may not be able to sell all its generating capacity, but this market/off-take risk is mitigated by the PPA, where FEPCL, the off-taker, has to purchase contracted minimum generation hours every year. The generation hours in the past 3 years have exceeded this yearly minimum take.

(d) Fuel risks

Recently, the power industry in the PRC encountered rising coal prices and disruptions to the coal supply due to an increase in demand for electricity, the closure of coal mines and constraints in the coal transportation system. The PRC government has implemented a series of tariff increases to help generators counter increased coal prices.

Exemption No. R-4052

The PPA signed with the off-taker, FEPCL, allows the tariff to be adjusted annually due to fluctuations in coal price and other factors. The adjustment mechanism is a negotiated process, and there is no assurance from the off-taker of a full pass-through of increases in coal costs. Nevertheless, FPEC successfully negotiated for a tariff increase in 2005.

To minimise disruption to the coal supply, FPEC has signed a Coal Supply and Transportation Contract ("**CSTC**") with China Import and Export Coal Corporation ("**China Coal**"). Under the CSTC, China Coal will supply coal to the MeizhouWan Plant's requirements until early 2007. There is an option to extend the term for another 15 years on mutual agreement between FPEC and China Coal.

(e) **Operating risks**

The operation of the MeizhouWan Plant may be adversely affected by factors such as breakdown or failure of equipment or processes or the transmission and distribution system, improper O&M of the plant, industrial accidents, environmental hazards, performance below expected levels of output or efficiency whether due to unexpected wear and tear, misuse, unexpected degradation or the increase in unplanned or forced outages, labour disputes, natural disasters, insufficient or poor quality fuel and the need to comply with the further directions of the relevant government authority or utility. Any of these events could significantly reduce or eliminate revenues or increase the cost of operating, maintaining and repairing the MeizhouWan Plant, thereby reducing net income and cashflow to FPEC and consequently to Genting Power.

These risks are mitigated by the adoption of prudent utility best practices, including a close management and monitoring of the O&M operator, establishment of proper processes and systems to perform preventive and corrective maintenance of the MeizhouWan Plant, and the procurement of adequate insurance coverage consistent with power plants of this nature in the industry.

(f) **Environmental factors**

The MeizhouWan Plant is subject to environmental regulations and legislations. It presently uses proven technologies and has been designed in accordance with applicable standards. Although FPEC has in the past taken the necessary steps to minimise the environmental impact of the power plant operations, there can be no assurance that the standards imposed by such regulations and legislations will not change or otherwise result in increased costs to the MeizhouWan Plant, and consequently to Genting Power.

Nonetheless, Genting Power will ensure that FPEC continuously takes all necessary steps to minimise the environmental impact arising from the MeizhouWan Plant's operations.

8. EFFECTS OF THE PROPOSED ACQUISITIONS

8.1 Issued and paid-up share capital and shareholdings of substantial shareholders

The Proposed Acquisitions will not have any effect on the issued and paid-up share capital and shareholdings of substantial shareholders of Genting as the purchase price of the Proposed Acquisitions will be satisfied entirely in cash.

8.2 Earnings

The Proposed Acquisitions are not expected to have a material effect on the earnings of the Genting group for the financial year ending 31 December 2006 as they are expected to be completed in the third quarter of 2006. Barring any unforeseen circumstances, the Proposed Acquisitions are expected to contribute positively to the Genting group's earnings in the future.

8.3 NA

The Proposed Acquisitions are not expected to have any effect on Genting's consolidated NA.

8.4 Dividends

The Proposed Acquisitions are not expected to have any effect on Genting's existing dividend policy and the quantum of dividends payable by Genting in respect of the financial year ending 31 December 2006.

9. POLICIES ON FOREIGN INVESTMENT AND REPATRIATION OF PROFITS

9.1 The Cayman Islands

(a) Foreign investment

In the Cayman Islands, there are restrictions in respect of investments made into or by Cayman Islands exempt companies. However, such restrictions are extended to certain countries only and are not applicable to Malaysia and the PRC.

(b) Repatriation of profits

In the Cayman Islands, profits may be repatriated in accordance with a company's articles of association and provided immediately following the date of repatriation, the company shall be able to pay its debts as they fall due in the ordinary course of business.

9.2 The PRC

(a) Foreign investment

Foreign investment in the PRC power industry can take the form of, amongst others, independent investment and the formation of a wholly foreign-owned enterprise, except in the case of nuclear power projects and hydroelectricity projects with capacity over 250,000 kilowatts.

In addition, foreign investment projects in the PRC are divided into 4 categories, namely, 'encouraged', 'permitted', 'restricted' and 'prohibited' in accordance with the Provisions on Guiding Foreign Investment Directions (**"Guidance"**). According to the Guidance, the construction and operation of coal-fired power stations with a unit capacity of 300,000 kilowatts or above falls into the 'encouraged' category.

(b) Repatriation of profits

In the PRC, profits may be repatriated where:

(i) the registered capital of the company has been paid-up;

(ii) the company has paid its taxes; and

(iii) a board resolution authorizing the repatriation has been passed.

10. MALAYSIAN REGULATORY APPROVALS REQUIRED

With respect to Malaysian regulatory authorities, the Proposed Acquisitions are subject to the approval of Bank Negara Malaysia, the application of which will be made in due course.

The Proposed Acquisitions are not subject to the approval of Genting's shareholders.

11. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

None of Genting's Directors, major shareholders and/or persons connected to Genting's Directors or major shareholders has any direct or indirect interest in the Proposed Acquisitions.

12. **DIRECTORS' RECOMMENDATION**

The Board of Directors of Genting, having considered all aspects of the Proposed Acquisitions, is of the opinion that the Proposed Acquisitions are in the best interest of Genting.

13. **DEPARTURE FROM THE SECURITIES COMMISSION ("SC")'S POLICIES AND GUIDELINES ON ISSUE/OFFER OF SECURITIES ("SC GUIDELINES")**

There is no departure from the SC Guidelines in respect of the Proposed Acquisitions.

14. **DOCUMENTS AVAILABLE FOR INSPECTION**

The InterGen PSA and China Pac PSA are available for inspection at Genting's registered office at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur during the normal business hours from Mondays to Fridays (except public holidays) for a period of 3 months from the date of this announcement.

Yours faithfully
GENTING BERHAD

TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman

27 March 2006

Exemption No. [illegible]-4962

Table 1 – Summary financial information of MZWH

A summary of MZWH's financial information based on its audited accounts for the financial year ended 31 December 2003* is as follows:

	Audited 2003 US$'000
Turnover	-
Profit before taxation ("**PBT**")	9,167
Taxation	-
Profit after taxation ("**PAT**")	9,167
Shareholders' funds	[illegible]9,263
Total borrowings	-

Note:

* *There is no statutory requirement for audit or for annual filing of accounts in the Cayman Islands. The only audited accounts available for MZWH is in respect of the financial year ended 31 December 2003.*

Table 2 – Summary financial information of MZWG

A summary of MZWG's financial information based on its audited accounts for the financial year ended 31 December 2003* is as follows:

	Audited 2003 US$'000
Turnover	-
PBT	[illegible]4,884
Taxation	-
PAT	[illegible]4,884
Shareholders' funds	1[illegible]5,819
Total borrowings	-

Note:

* *There is no statutory requirement for audit or for annual filing of accounts in the Cayman Islands. The only audited accounts available for MZWG is in respect of the financial year ended 31 December 2003.*

Exemption No. 82- 1962

Table 3 – Summary financial information of MZWPPH

A summary of MZWPPH's financial information based on its audited accounts for the financial year ended 31 December 2003* is as follows:

	Audited 2003 USD 000
Turnover	1,017
PBT	400
Taxation	(132)
PAT	268
Shareholders' funds	1,246
Total borrowings	-

Note:

* *There is no statutory requirement for audit or for annual filing of accounts in the Cayman Islands. The only audited accounts available for MZWPPH is in respect of the financial year ended 31 December 2003.*

Table 4 – Summary financial information of InterGen Putian

A summary of InterGen Putian's financial information for the past 5 financial years ended 31 December 2000 to 31 December 2004 based on its audited financial statements are as follows:

	Audited				
	Financial year ended 31 December				
	2000 USD 000	2001 USD 000	2002 USD 000	2003 USD 000	2004 USD 000
Turnover	973	940	925	1,017	1,131
PBT	418	387	399	400	286
Taxation	(138)	(128)	(132)	(132)	(94)
PAT	280	259	267	268	192
Shareholders' funds	452	711	978	1,246	392
Total borrowings	-	-	-	-	-

Note:

* *The above financial information has been translated from RMB to USD for the purpose of comparison and convenience only. The exchange rate used for such translation is based on the exchange rate of USD1.00 = RMB8.2765)*

Exemption No. 82-4962

Table 5 – Summary financial information of FEHK

A summary of FEHK's financial information for the past 5 financial years ended 31 December 2000 [illegible] December 2004 based on its audited consolidated financial statements are as follows:

	Audited				
	Financial year ended 31 December				
	2000 USD 000	2001 USD 000	2002 USD 000	2003 USD 000	2004 USD 000
Turnover	-	39,935	152,680	197,779	2[illegible]0,135
(Loss before taxation)/PBT	-	(45,812)	(12,452)	27,348	2,689
Taxation	-	-	-	(3,816)	5,628
(Loss after taxation)/PAT	-	(45,812)	(12,452)	23,532	8,317
Shareholders' funds	197,732	134,289	107,546	139,523	1[illegible]1,317
Total borrowings	477,251	546,612	526,204	476,569	4[illegible]1,942

Exemption No. 82-4962



GENTING BERHAD

PRESS RELEASE **27 March 2006**
For Immediate Release

PROPOSED ACQUISITIONS OF THE REMAINING 73.8% STAKE IN MEIZHOU WAN POWER PLANT IN CHINA & A 100% STAKE IN ITS PROJECT MANAGEMENT COMPANY

The Board of Directors of Genting Berhad is pleased to announce that its indirect wholly-owned subsidiary Genting Power China Limited ("GPCL") has today, entered into conditional Purchase and Sale Agreements with InterGen and China Pacific Electric Limited to acquire the remaining 73.8% indirect interests in Meizhou Wan power plant ("MZW") and a 100% indirect interest in its project management company for a total indicative cash consideration of US$155.3 million ("Proposed Acquisitions").

InterGen owns 47.5% indirect interest in MZW and a 100% indirect interest in a project management company. China Pacific Electric Limited owns a 26.3% indirect interest in MZW.

GPCL had initially acquired 26.2% of indirect interest in MZW from the affiliates of El Paso Corporation on 8 December 2005. Upon the completion of the Proposed Acquisitions, GPCL will own 100% of MZW and its project management company.

MZW is a 724MW coal-fired power plant that contributes to the rapid economic growth and development of the Fujian Province in China. MZW sells power to the Fujian Provincial Electric Power Bureau under a long-term power purchase agreement which expires in 2025. InterGen (Putian) Electric Power Maintenance Company, the project management company of MZW, provides comprehensive managerial and operational services, including the supervision and monitoring of the operations and maintenance (O&M) manager of MZW.

"These are exciting times for the Power Division of the Genting Group. The acquisition of the remaining 73.8% of MZW when completed, will enable us to have our first 100% owned power

plant. Our interests in seven power plants in China, India and Malaysia (with a total net attributable capacity of close to 1,500 MW), will be the platform for us to grow our presence

as a strong regional power player in Asia," said Tan Sri Lim Kok Thay, Chairman, President and Chief Executive of the Genting Group.

The other power-related assets of the Genting Group include a 58.6% stake in the 720MW Genting Sanyen Kuala Langat Power Plant in Malaysia, a 30% stake in the 368MW Lanco Kondapalli Power Plant in India, a 74% interest in Genting Lanco Power Private Ltd (an O&M company), a 36.3% interest in Aban Power Company (which has commissioned a 113MW power plant in Tamil Nadu, India), a 80% interest in the 76MW Nanjing power plant in China, a 60% interest in the 109MW Suzhou power plant in China and a 60% interest in the 42MW Wuxi power plant in China.

More on the Genting Group:

The Genting Group (www.genting.com), is a collective name for Genting Berhad and its subsidiaries and associates. The Group comprises five listed entities (Genting Berhad, Resorts World Bhd, Asiatic Development Berhad, Genting International P.L.C. and Star Cruises Limited) with a combined market capitalisation of over US$11.7 billion.

The Genting Group has significant interests in the leisure & hospitality, power, plantation, property, manufacturing and oil & gas industries. The Power Division is led by Genting Power Holdings Limited, which is a wholly-owned subsidiary of Genting Berhad and the holding company of GPCL.

For editorial, please contact:

Ms. Corrinne Ling
Senior Manager, Corporate Communications
Genting Berhad
Tel : 603 2333 6073
Fax : 603 2163 5818
Email : corrinne@genting.com.my

Mr. Ma Kin Hoong,
Manager, Investor Relations
Genting Berhad
Tel : 603 2333 6033
Fax : 603 2163 5818
Email : khma@genting.com.my